
02003964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2002
354
WASH, D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-43772~~
8-50466 3/8/02FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PSCO International Distributors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 East Main Street (Financal Centre)
(No. and Street)

Stamford	Connecticut	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle O' Grady 203-348-7365
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name — *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Michelle O'Grady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PSCO International Distributors Ltd LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public
JOAN P. CAIANI
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
TABLE OF CONTENTS
DECEMBER 31, 2001

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITOR'S REPORT

Board of Directors
PSCO International Distributors, Ltd. LLC

We have audited the accompanying statement of financial condition of PSCO International Distributors, Ltd. LLC as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PSCO International Distributors, Ltd. LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 8, 2002

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current Assets	
Cash and cash equivalents	$ 69,037
Receivable from affiliate	5,275
Total Assets	$ 74,312

LIABILITIES AND NET ASSETS

Liabilities	
Accrued expenses and accounts payable	$ 12,069
Total Liabilities	12,069
Net assets represented by member capital	62,243
Total Liabilities and Net Assets	$ 74,312

The accompanying notes are an integral part of these financial statements.

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Distribution fee income	$ 33,787
Expenses:	
Distribution fees	28,339
Professional fees	3,738
Other expenses	1,212
Total Expenses	33,289
Net Income	$ 498

The accompanying notes are an integral part of these financial statements.

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$ 56,610
Capital contributions	5,135
Net income	498
Balance, December 31, 2001	$ 62,243

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

There were no liabilities subordinated to the claims of general creditors.

The accompanying notes are an integral part of these financial statements.

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net income	$ 498
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities:	
Receivable from affiliate	511
Accrued expenses and accounts payable	(11,497)
Distribution fees payable	6,473
Cash used by operating activities	4,015
Cash Flows from Financing Activities:	
Capital contributions	5,135
Net decrease in cash and cash equivalents	1,120
Cash and cash equivalents at December 31, 2000	67,917
Cash and cash equivalents at December 31, 2001	$ 69,037

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business:

PSCO International Distributors LTD. LLC (Company) is a Limited Liability Company organized under the laws of Delaware. Its sole business is to recommend the sale of investments in offshore investment companies managed by its parent for which it receives distribution fees from the investment companies.

The Company is a wholly owned subsidiary of Philo Smith Capital Corporation, a US Corporation.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

Note 2 - Significant Accounting Policies:

Revenue Recognition:

The Company records distribution fees monthly based on a percentage of net assets of specific shares of the investment companies.

Cash and Cash Equivalents:

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments with a maturity of three months or less to be a cash equivalent.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Income Taxes:

The Company has elected to be treated as a Pass-Through for Federal and State income tax purposes. As a result, taxes on the company's earnings are not provided as they are the responsibility of the Company's parent.

Note 4 - Net Capital Requirements:

As a member of the National Association of Securities Dealers, Inc. the Company is subject to the net capital rule adopted and administered by the Association. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of December 31, 2001, the corporation's ratio of aggregate indebtedness to net capital was 0.34 to 1 and its net capital was $55,761 compared with minimum net capital required of $25,000.

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Total net assets from statement of financial condition	$ 62,243
Deductions and/or Charges:	
Total non-allowable assets from statement of financial condition	(5,275)
Net Capital	$ 56,968

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31, 2001

Minimum net capital required	$ 804
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 25,000
Net capital requirement (greater of the above)	$ 25,000
Excess net capital	$ 31,968
Excess net capital at 1000%	$ 55,761

COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001

Total A.I. liabilities from statement of financial condition	$ 12,069
Ratio: Aggregate indebtedness to net capital	0.21 to 1

SCHEDULE II

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2001

An exemption from Rule 15c3-3 is claimed based on the exemptive provision (k)(2)(i).

SCHEDULE III

RECONCILIATION OF NET CAPITAL RULE 15c3-1
PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2001

There were no material changes from the FOCUS report as filed.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



PSCO International Distributors, Ltd. LLC:

In planning and performing our audit of the financial statements of PSCO International Distributors, Ltd. LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exceptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all material weaknesses in the environment. Accordingly, we do not express an opinion on the system of internal control structure of PSCO International Distributors, Ltd. LLC taken as a whole. However, we noted no matters involving the internal control structure that we believed might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, and the Securities and Exchange Commission, the National Association of Securities Dealers and should not be used for any other purpose.



PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 8, 2002